Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

November 29, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2275

Income & Treasury Limited Duration Portfolio of Funds, Series 74

File Nos. 333-267985 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2275, filed on October 24, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 74 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the Closed-End Funds in which the trust invests may invest in bonds issued by foreign governments, including emerging market governments, as well as mortgage-backed securities, convertible bonds, preferred securities, corporate bonds, senior loans and junk bonds. Please add risk disclosure regarding these securities to the “Principal Risks” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren